Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Announces Extraordinary General Meeting of Shareholders

SHENZHEN, China, June 22, 2016 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00 a.m. Beijing Time on July 29, 2016, at the Company’s office at 25F, Neptunus Yinhe Keji Building No.1, Kejizhong 3rd Road Nanshan District, Shenzhen, Guangdong Province, 518057, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated March 16, 2016, by and among China Neptunus Drugstore Holding Ltd. (“Parent”), Neptunus Global Limited (“Merger Sub”) and the Company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix I to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby (including the Merger, as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent in accordance with Cayman Islands Companies Law. If completed, the Merger will result in the Company becoming a privately held company. Nepstar’s American depositary shares (“ADSs”), each representing two ordinary shares of the Company, will no longer be listed on the New York Stock Exchange and the American depositary shares program for Nepstar’s ADSs will terminate. In addition, Nepstar’s ADSs and Nepstar’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors of the Company comprised of independent directors unaffiliated with Parent or Merger Sub or any member of the buyer group or the management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and recommended that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on July 21, 2016 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on June 30, 2016 will be entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to shareholders and ADS holders.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under the SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include, among other things, uncertainties as to how the Company’s shareholders will vote at the EGM, the possibility that competing offers will be made, the expected timing of the completion of the Merger, the possibility that various closing conditions for the transactions may not be satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2016, the Company had 2,000 directly operated stores across 69 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

For more information, please contact:

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn